Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

September 22, 2017

United States Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Megan Miller

Dear Ms. Miller:

On August 23, 2017 and September 14, 2017, we discussed comments on various registrants with fiscal period ends from August 31, 2016 to September 30, 2017.

Following are our responses to your comments.

  Comment: You indicated that the Annual Reports of Federated Floating Rate Strategic Income Fund (FRSIF) and Federated Real Return Bond Fund (FRRBF) identify several security holdings that are valued utilizing the net asset value (NAV) as practical expedient. You asked why the disclosure per ASC 820-10-50-6A is not included.

Response: We believe that by disclosing FRSIF’s and FRRBF’s respective investment strategies along with the portfolio of investments, all investments are thereby disclosed to be within those investment strategy parameters, including the investee funds’ investment strategies. If a holding in an investee investment company is material (25% or more) the precise investment objective of the investee is disclosed in the Notes to Financial Statements (NTFS). We disclose the general terms and conditions upon which the investor may redeem investments in investees utilizing the NAV as practical expedient as well as any unique terms and conditions which an investor must satisfy to redeem its investment, as is the case with investments in the Federated Project and Trade Finance Core Fund (FPTFF).

  Comment: You indicated that in the NTFS, it is disclosed that Directors/Trustees fees are included in accrued/miscellaneous expenses on the Statement of Assets and Liabilities (SAL) and Statement of Operations (SOP). Per Regulation S-X 6-04-12, these amounts should be shown separately. You asked if there were any payables to Directors/Trustees at period end.

Response: Directors/Trustees fees payable are itemized on the SAL, if any exist at period end, and such expenses are itemized on the SOP. In the NTFS, disclosure indicates that immaterial miscellaneous expenses related to conducting meetings of the Directors/Trustees are included in accrued/miscellaneous expenses. There were no payables to Directors/Trustees at period end.

  Comment: You indicated that the auditor’s internal control letter and audit opinion for Federated Adjustable Rate Securities Fund on Forms N-SAR and N-CSR are only addressed to the Board of Trustees when they should be addressed to both the Board of Trustees and shareholders. You asked that this be explained.

Response: This was an oversight on the part of the auditor and will be addressed with them.

  Comment: You asked if any of the funds in the population you reviewed engaged in any 17a-7 trades.

Response: There were no 17a-7 trades.

  Comment: On FPTFF you asked for a description of the line item Drawdown Fees as shown on the Statement of Cash Flows.

Response: Drawdown fees are a type of commitment fee and are received by FPTFF from the borrower in a project or trade financing transaction in which FPTFF participates. . In some cases, the entire amount of the commitment fee is received by FPTFF upon the borrower’s first draw on the facility and are based upon FPTFF’s total commitment, while in other circumstances the fees are received as amounts are drawn against the Facility over time.

  Comment: On FPTFF you indicated that the acquisition cost of each restricted security be disclosed per Regulation S-X, 12-12, footnote 6. Currently the information is reported in the aggregate.

Response: In future reports, we will either add the required information to each applicable security description on the Portfolio of Investments (POI) or in an additional schedule in the NTFS.

  Comment: You indicated that Federated should consider disclosure in the NTFS of FPTFF describing the nature of risk insurance expense.

Response: We will consider disclosure to describe the nature of risk insurance expense in FPTFF’s future filings.

  Comment: You requested an explanation regarding the rationale for FPTFF’s and FRRBF’s utilization of NAV as practical expedient for 1940 Act funds only.

Response: A number of the investee funds are only available to other Federated mutual funds and although the investee funds calculate a daily NAV, that NAV is not published/filed on any site/exchange available to the general public. Because the NAV is not available to the public, these particular investments do not meet the definition of having a readily determinable fair value and therefore, we have determined it appropriate to use NAV as practical expedient for these investee funds.

  Comment: You asked why there was no Accountant’s Report on Internal Control filed on the 9/30/17 Form N-SAR for Federated Real Return Bond Fund (FRRBF).

Response: The Accountant’s Report on Internal Control was erroneously omitted. The filing was amended on 9/14/17.

  Comment: You asked why the POI attribution statistics for FRRBF presented on FederatedInvestors.com are as-of 12/30/11.

Response: The dated attribution analysis for FRRBF has recently been removed from the website. It appeared on the site after a deployment error occurred on the website’s server. Federated stopped producing an attribution analysis for FRRBF a number of years ago but when the server deployment error occurred, this dated attribution analysis inadvertently reappeared. System enhancements are underway and Federated is considering controls that might be added in the interim to mitigate the risk of this occurring again. Thank you for bringing this to our attention.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer